UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 18, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

Senomyx, Inc.

File No. 333-113998 and 000-50791- CF#29573

Senomyx, Inc. submitted an application under Rule 406 and Rule 24b-2 requesting an extension of prior grants of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed March 29, 2004, as amended, and Forms 10-Q filed on May 5, 2006 and May 7, 2009.

Based on representations by Senomyx, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.14	S-1	March 29, 2004	through April 14, 2016
10.1	10-Q	May 5, 2006	through April 14, 2016
10.2	10-Q	May 7, 2009	through April 14, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Laura Crotty
Special Counsel